

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2009

By Facsimile ((949) 475-4703) and U.S. Mail

Robert Steinberg, Esq.
Jeffer, Mangels, Butler & Marmaro, LLP
7th Floor
1900 Avenue of the Stars
Los Angeles, CA 90067

> Re: **Emulex Corporation**
> **Schedule TO-I**
> **Filed June 15, 2009**
> **File No. 005-34050**

Dear Mr. Steinberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Item 10. Financial Statements

1.   We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please tell us why you have determined that the information required by Item 1010(b) is not applicable and why you have not provided the summary information required by Item 1010(c).

Offer to Exchange
Forward-Looking Statements, page iii

2.   We note you refer to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the related safe harbors.

Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise.

3.   We note that your offer was commenced after Broadcom commenced its own tender offer for your outstanding common stock. We also note that the restricted stock units issuable upon acceptance of tendered options may be subject to accelerated vesting at the discretion of your Compensation Committee, if you are acquired by another company, including Broadcom. Finally, it appears you are relying on the 2001 global exemptive order the staff issued with respect to repricing option exchange offers. That relief was predicated on the existence of a compensatory reason underlying an offer. Thus, in light of the information noted above, please provide us your detailed legal analysis as to why this offer has a compensatory reason.

Source and Amount of Consideration; Terms of Restricted Stock Units, page 16

4.   We note in the last paragraph of page 16 that you have reserved the right to terminate the offer if you are acquired prior to the expiration date of the offer. This condition, which is not included in the section disclosing all offer conditions, appears to contradict the third stated condition on page 14, which excludes the Broadcom offer. Please revise or explain to us the apparent contradiction.

Closing Information

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company's disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions